Exhibit 99.1

PropertyGuru Announces Shareholders’ Approval of Merger Agreement

SINGAPORE & NEW YORK, October 9, 2024 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1 property technology (“PropTech”) company, announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the shareholders of PropertyGuru voted in favor of the proposal to, among other things, approve and authorize (i) the previously announced Agreement and Plan of Merger, dated as of August 16, 2024 (the “Merger Agreement”), by and among PropertyGuru, Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Hedychium Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the consummation of the transactions contemplated by the Merger Agreement (including the Merger referred to below) (collectively, the “Transactions”), upon the terms and subject to the conditions set forth therein and (ii) the Plan of Merger made in accordance with Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Plan of Merger”). Pursuant to and subject to the terms and conditions of the Merger Agreement and Plan of Merger, Merger Sub will, at the effective time, merge with and into PropertyGuru, with PropertyGuru continuing as the surviving company and as a wholly owned subsidiary of Parent (the “Merger”).

Holders of 149,877,164 of the Company’s total outstanding ordinary shares, par value of $0.0001 per share (“Ordinary Shares”), attended the EGM in person (including by virtual attendance) or by proxy. Each shareholder has one vote for each Ordinary Share held. These shares represented approximately 91.2% of the total outstanding votes represented by the Company’s total Ordinary Shares outstanding as of 5:00 p.m. (Cayman Islands Time) on the record date of September 9, 2024. The Merger Agreement, the Plan of Merger and the Transactions, were approved by over 96.8% of the total votes cast at the EGM.

The Transactions are expected to close in Q4 2024 or Q1 2025, subject to customary closing conditions, including receipt of regulatory approvals. The Transactions are not subject to a financing condition.

Upon completion of the Transactions, PropertyGuru’s Ordinary Shares will no longer trade on the New York Stock Exchange, and PropertyGuru will become a private company. PropertyGuru’s headquarters will remain in Singapore.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 31 million property seekers2 to connect with over 50,000 agents3 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.1 million real estate listings4, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 17 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

[1]	Based on SimilarWeb data between January 2024 and June 2024.
[2]	Based on Google Analytics data between January 2024 and June 2024.
[3]	Based on data between April 2024 and June 2024.
[4]	Based on data between January 2024 and June 2024.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements in this announcement, which are not historical facts, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Transactions involving the Company, Parent and Merger Sub. In some cases, readers can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to consummate the Transactions in a timely manner or at all; the satisfaction (or waiver) of closing conditions to the consummation of the Transactions; potential delays in consummating the Transactions; the ability of the Company to timely and successfully achieve the anticipated benefits of the Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Transactions; the Company’s ability to implement its business strategy; significant transaction costs associated with the Transactions; potential litigation relating to the Transactions; the risk that disruptions from the Transactions will harm the Company’s business, including current plans and operations; the ability of the Company to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; legislative, regulatory and economic developments affecting the Company’s business; changes in domestic and foreign business, market, financial, political and legal conditions; the evolving legal, regulatory and tax regimes under which the Company operates; potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect the Company’s financial performance; restrictions during the pendency of the Transactions that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries operates, as well as the Company’s response to any of the aforementioned factors; and other risks discussed in the Company’s filings with the Securities and Exchange Commission.

All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Readers are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. The Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

CONTACTS

Media
PropertyGuru Group
Sheena Chopra
+65 9247 5651
sheena@propertyguru.com.sg

Investor
PropertyGuru Group
Nat Otis
+1 860 906 7860
natotis@propertyguru.com